SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2002
                                          -------------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 11 Devonshire Square, London EC2M 4YR, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes        No  X
                                      ----      ----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-          N/A
                                        ------------------


Description of document filed:  AMVESCAP PLC REPORTS RESULTS FOR NINE
                                -------------------------------------
                                MONTHS ENDED SEPTEMBER 30, 2002
                                -------------------------------

AMVESCAP PLC
564063
IMMEDIATE RELEASE  24 OCTOBER 2002
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942


AMVESCAP PLC REPORTS RESULTS

FOR NINE MONTHS ENDED SEPTEMBER 30, 2002

London, October 24, 2002 - AMVESCAP reported that profit before tax, goodwill amortization and exceptional items decreased by (pound)117.6 million (31%) during the nine month period of 2002 to (pound)263.2 million ($413.2 million) from (pound)380.8 million in 2001. Diluted earnings per share before goodwill amortization and exceptional items amounted to 22.2p (2001: 31.8p) for the nine months ended September 30, 2002, a decrease of 30%. Revenues for the nine months ended September 30, 2002 amounted to (pound)1,054.2 million ($1,655.1 million) compared to (pound)1,241.1 million ($1,824.4 million) for the corresponding period of 2001.

                                                                      Results for Nine Months Ended
                                                       Sept 30,            Sept 30,            Sept 30,         Sept 30,
                                                           2002                2001              2002++           2001++
                                                ---------------     ---------------      --------------   --------------
Revenues                                        (pound)1,054.2m     (pound)1,241.1m          $1,655.1m         $1,824.4m
Profit before tax, goodwill amortization
   and exceptional items                          (pound)263.2m       (pound)380.8m            $413.2m           $559.8m
Earnings per share before goodwill
   amortization and exceptional items:
   --basic                                                22.5p              32.9p*              $.71+            $.97*+
   --diluted                                              22.2p              31.8p*              $.70+            $.93*+
Earnings per share before goodwill
   amortization:
   --basic                                                20.8p              28.8p*              $.65+            $.85*+
   --diluted                                              20.5p              27.9p*              $.64+            $.82*+


* Restated for adoption of FRS 19, "Deferred Tax."
+ Per American Depositary Share equivalent to 2 ordinary shares.
++For the convenience of the reader, pounds sterling for the period ended
  September 30, 2002 have been translated to US dollars using $1.57 per (pound)1.00 (2001: $1.47 per (pound)1.00).


"In response to the difficult market environment of the last two years, we have steadily adjusted the size of our operations," said Mr. Charles W. Brady, Executive Chairman. "Continuing significant market declines during the third quarter demand that additional savings be achieved, and accordingly, we have initiated a cost reduction program that will further reduce operating expenses by approximately (pound)100 million by the end of 2003."

"We have remained focused on the key elements of our strategy during this challenging period. Aging populations, a shift from state-sponsored to personal retirement plans, and new distribution channels opening around the world are all long-term trends favourably affecting our industry, and each puts us in strong position to benefit from an economic and market recovery," noted Mr. Brady.

Profit before tax, goodwill amortization and exceptional items for the three months ended September 30, 2002 amounted to (pound)70.7 million ($111.0 million) compared to (pound)110.1 million ($161.8 million) for three months of 2001, a decrease of 36%. Diluted earnings per share before goodwill amortization and exceptional items amounted to 6.0p for the 2002 period (2001: 9.2p), a decrease of 35%. Revenues decreased to (pound)307.5 million ($482.8 million) from (pound)387.6 million ($569.8 million) in 2001.

The Company will record an exceptional charge in the 2002 fourth quarter for costs relating to the cost reduction programs. This will add to the exceptional charge of (pound)20.1 million (1.7p per share) recorded in the second quarter for internal reorganizations and restructuring programs. The Company adopted FRS19, "Deferred Tax," in 2001 and the prior year's profit and loss accounts have been restated to reflect these new reporting requirements.

Earnings before interest, taxes, depreciation, amortization and exceptional items reached (pound)98.8 million ($155.1 million) and (pound)350.1 million ($549.7 million) for the third quarter and nine months ended September 30, 2002.

Funds under management totaled $323.6 billion ((pound)206.1 billion) at September 30, 2002, a decrease of $74.3 billion from December 31, 2001. Average funds under management for the nine months ended September 30, 2002 were $375.5 billion, a decrease of $24.7 billion over the same period of 2001. Average funds under management during the third quarter were $348.4 billion compared to $385.9 billion for the preceding quarter. Approximately 50% of the total funds under management were invested in equity securities with the remaining 50% invested in fixed income and other securities at September 30, 2002.

Net debt at September 30, 2002 amounted to (pound)577.8 million ($907.1 million) (excluding client cash) compared to (pound)746.1 million at June 30, 2002 and (pound)837.0 million at December 31, 2001.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO and Atlantic Trust brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in over 100 countries. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."

Members of the investment community and general public are invited to listen to the conference call today, Thursday, October 24, 2002 at 9:30 a.m. Eastern Time (2:30 p.m. London time), by dialing one of the following numbers: 1-888-201-4990 for US callers or 712-271-3688 for international callers. An audio replay of the conference call will be available until Thursday, October 31, 2002 at 5:00 pm Eastern Time by calling 1-800-839-4571 for US callers or 402-220-5083 for international callers.

                                  AMVESCAP PLC
                          Group Profit and Loss Account
                                 (in thousands)

                                                 Nine Months Ended Sept 30,
                                           ----------------------------------------
                                                 2002                  2001
                                           -----------------     ------------------
Revenues                                   (pound)1,054,164       (pound)1,241,102
Expenses:
   Operating                                       (758,065)              (824,438)
   Exceptional                                      (20,067)               (49,685)
   Goodwill amortization                           (110,488)              (100,604)
                                           -----------------     ------------------
Operating profit                                     165,544                266,375
Investment income                                      7,466                  6,723
Interest expense                                    (40,369)               (42,606)
                                           -----------------     ------------------
Profit before taxation                               132,641                230,492
Taxation                                            (74,688)               (99,208)
                                           -----------------     ------------------
Profit after taxation                                 57,953                131,284
Dividends                                           (40,788)               (34,746)
                                           -----------------     ------------------
Retained profit for the period                 (pound)17,165          (pound)96,538
                                           =================     ==================

Earnings per share before
   goodwill amortization and
   exceptional items:
   --basic                                             22.5p                  32.9p
   --diluted                                           22.2p                  31.8p
                                           -----------------     ------------------
Earnings per share:
   --basic                                              7.1p                  16.3p
   --diluted                                            7.1p                  15.8p
                                           -----------------     ------------------

Average shares outstanding:
   --basic                                           811,322                804,341
   --diluted                                         822,583                830,650
                                           -----------------     ------------------

                                  AMVESCAP PLC
                          Group Profit and Loss Account
                                 (in thousands)

                                               Three Months Ended Sept 30,
                                            -----------------------------------
                                                  2002               2001
                                            ----------------    ---------------
Revenues                                     (pound)307,479     (pound)387,550
Expenses:
   Operating                                       (224,343)          (264,466)
   Exceptional                                            --           (24,433)
   Goodwill amortization                            (36,800)           (35,566)
                                            ----------------    ---------------
Operating profit                                      46,336             63,085
Investment income                                        654                858
Interest expense                                    (13,128)           (13,814)
                                            ----------------    ---------------
Profit before taxation                                33,862             50,129
Taxation                                            (21,622)           (24,806)
                                            ----------------    ---------------
Profit after taxation                          (pound)12,240      (pound)25,353
                                            ================    ===============

Earnings per share before
   goodwill amortization and
   exceptional items:
   --basic                                              6.1p               9.5p
   --diluted                                            6.0p               9.2p
                                            ----------------    ---------------
Earnings per share:
   --basic                                              1.5p               3.1p
   --diluted                                            1.5p               3.1p
                                            ----------------    ---------------
Average shares outstanding:
   --basic                                          809,578            808,794
   --diluted                                        812,724            829,339
                                            ----------------    ---------------

                                  AMVESCAP PLC
                               Group Balance Sheet
                                 (in thousands)

                                                                     Sept 30, 2002           Dec 31, 2001
                                                                 -----------------      -----------------
Fixed assets
  Goodwill                                                        (pound)2,579,488       (pound)2,693,659
  Investments                                                              230,428                166,036
  Tangible assets                                                          190,121                209,370
                                                                 -----------------       ----------------
                                                                         3,000,037              3,069,065
Current assets
  Debtors                                                                  530,495                576,447
  Investments                                                               21,352                 33,116
  Cash                                                                     207,899                175,902
                                                                 -----------------       ----------------
                                                                           759,746                785,465

Creditors, including current maturities of long-term
  debt of(pound)223,462 in 2002 and(pound)125,858 in 2001                (805,061)              (640,804)
                                                                 -----------------       ----------------

Net current assets, excluding banking and
  insurance activities                                                    (45,315)                144,661

Banking and insurance activities
  Cash                                                                     260,479                175,076
  Investments                                                               73,141                 89,079
  Customer and counterparty debtors                                        182,596                179,223
  Policyholder debtors                                                     134,236                134,296
  Customer and counterparty creditors                                    (399,861)              (349,560)
  Policyholder creditors                                                 (134,236)              (134,296)
  Other assets, net                                                       (10,482)                (9,725)
                                                                 -----------------       ----------------
                                                                           105,873                 84,093

Total assets less current liabilities                                    3,060,595              3,297,819

Long-term debt                                                           (568,492)              (844,285)
Provisions for liabilities and charges                                   (135,549)              (172,070)
                                                                 -----------------       ----------------
Net assets                                                        (pound)2,356,554       (pound)2,281,464
                                                                ==================       ================

Capital and reserves
  Called up share capital                                           (pound)197,593         (pound)196,037
  Share premium account                                                  1,653,350              1,619,879
  Exchangeable shares                                                      422,854                433,597
  Profit and loss account                                                  703,049                685,884
                                                                ------------------       ----------------
                                                                         2,976,846              2,935,397
Other reserves                                                           (620,292)              (653,933)
                                                                -------------------      ----------------
Shareholders' funds, equity interests                             (pound)2,356,554       (pound)2,281,464
                                                                ==================       ================

                                  AMVESCAP plc
                            Group Cash Flow Statement
                                 (in thousands)

                                                                                    Nine Months Ended
                                                                           ------------------------------------
                                                                               Sept 30,            Sept 30,
                                                                                 2002                2001
                                                                           -----------------    ---------------
Operating profit, excluding banking and insurance activities                  (pound)163,593     (pound)256,578
Amortization and depreciation                                                        155,951            151,815
Change in debtors, creditors, and other                                              104,532             75,034
                                                                           -----------------    ---------------
Net cash inflow from operating activities                                            424,076            483,427
                                                                           -----------------    ---------------
Banking and insurance activities                                                      83,949                576
Interest paid, net of investment income                                             (28,313)           (26,758)
Taxation                                                                            (87,827)          (107,835)
Capital expenditures, net of sales                                                  (34,056)           (53,251)
Net purchases of fixed asset investments                                            (61,260)           (23,240)
Acquisitions                                                                              --          (316,349)
Dividends paid                                                                      (53,076)           (48,015)
Net repayment of debt                                                              (115,265)           (25,238)
Foreign exchange in cash at bank and in hand                                        (10,828)            (3,598)
                                                                           -----------------    ---------------
Increase/(decrease) in cash at bank and in hand                               (pound)117,400   (pound)(120,281)
                                                                           =================    ===============

                                  AMVESCAP PLC
                              Segmental Information
                                 (in thousands)

                                                          Nine Months Ended Sept 30, 2002
                                                 --------------------------------------------------
                                                     Revenues         Expenses      Oper. profit
                                                 ----------------- --------------- ----------------
Managed Products                                    (pound)608,562 (pound)(351,094)   (pound)257,468
INVESCO Institutional                                      153,919        (114,048)           39,871
INVESCO Global                                             218,317        (188,877)           29,440
INVESCO Retirement                                          44,623         (42,219)            2,404
Private Wealth Management                                   27,405         (26,027)            1,378
New Business                                                 1,338         (10,516)          (9,178)
Corporate                                                       --         (25,284)         (25,284)
                                                 ----------------- ---------------- ----------------
                                                  (pound)1,054,164 (pound)(758,065)   (pound)296,099
                                                 ================= ================ ================


                                                          Nine Months Ended Sept 30, 2001
                                                 --------------------------------------------------
                                                     Revenues         Expenses      Oper. profit
                                                 ----------------- --------------- ----------------
Managed Products                                    (pound)760,252 (pound)(420,729)   (pound)339,523
INVESCO Institutional                                      157,715        (117,800)           39,915
INVESCO Global                                             267,095        (202,473)           64,622
INVESCO Retirement                                          43,186         (37,867)            5,319
Private Wealth Management                                   11,193          (9,686)            1,507
New Business                                                 1,661          (9,155)          (7,494)
Corporate                                                       --         (26,728)         (26,728)
                                                   --------------- ---------------- ----------------
                                                  (pound)1,241,102 (pound)(824,438)   (pound)416,664
                                                  ================ ================ ================

                                      Notes

1. The taxation charge is estimated based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from US operations. Prior year taxation has been restated in accordance with FRS 19, "Deferred Tax." The effect of FRS 19 was to reduce the income tax provision and increase net income for the nine months ended September 30, 2001 by (pound)4.6 million (0.5p per diluted share).

2. Profit before goodwill amortization and exceptional items is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of the year by year performance of the business, therefore the calculation below is presented on that basis. Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods. Diluted earnings per share takes into account the effect of dilutive potential ordinary and exchangeable shares outstanding during the period.

                                                                        2002
                                                                        ----
                                                 Profit before goodwill
                                                       amortization and             Number of
                                                      exceptional items                shares         Per share
                                                            (pound)'000                  '000            amount
                                                 ----------------------      ----------------     -------------
     Basic earnings per share                                   182,659               811,322             22.5p
                                                                                                  =============
     Issuance of options                                             --                11,261
                                                 ----------------------      ----------------
     Diluted earnings per share                                 182,659               822,583             22.2p
                                                 ======================      ================     =============


                                                                        2001
                                                                        ----
                                                 Profit before goodwill
                                                       amortization and             Number of
                                                      exceptional items                shares         Per share
                                                            (pound)'000                  '000            amount
                                                 ----------------------      ----------------     -------------
     Basic earnings per share                                   264,264               804,341             32.9p
                                                                                                  =============
     Issuance of options                                           --                  26,309
                                                 ----------------------      ----------------
     Diluted earnings per share                                 264,264               830,650             31.8p
                                                 ======================      ================     =============

3. The consolidated profit and loss includes exceptional charges in 2002 and 2001 as follows:

   (pound)'000                                                     2002                  2001
   -----------                                                     ----                  ----
   Acquisitions                                                      --                42,991
   Redundancy and reorganizations                                16,853                    --
   Fixed asset provisions                                         3,214                 6,694
                                                           ------------          ------------
   Total exceptional items                                       20,067                49,685
                                                           ------------          ------------
   Total exceptional items net of tax                            14,218                32,376
                                                           ============          ============


   The restructuring charges include costs associated with redundancy programs and expenses associated with new internal reorganizations. The fixed asset provisions relate to moves to new office facilities and office closures.

                                                  AMVESCAP PLC
                                             Funds Under Management
                                                  (in billions)

                                                Managed Products
                                           ---------------------------     INVESCO        INVESCO       Private
                                Total          AIM         INVESCO           Inst          Global        Wealth
                             ------------- ------------ -------------- --------------  ------------  -------------
Dec 31, 2001                       $397.9       $179.8          $31.4         $116.8         $60.0           $9.9
Market gains/(losses)              (60.2)       (27.3)          (8.9)         (12.0)        (10.2)          (1.8)
Net new/(lost) business             (7.0)        (2.7)          (2.4)          (2.6)           0.7             --
Change in money
   market funds                    (10.9)       (11.4)          (0.5)             --           1.0             --
Transfers                              --        (0.1)             --            0.1            --             --
Foreign currency                      3.8          0.1             --            0.1           3.5            0.1
                             ------------- ------------ -------------- --------------  ------------  -------------
September 30, 2002                 $323.6       $138.4          $19.6         $102.4         $55.0           $8.2
                             ============= ============ ============== ==============  ============  =============
September 30, 2002 +         (pound)206.1  (pound)88.2    (pound)12.5    (pound)65.2   (pound)35.0     (pound)5.2
                             ============= ============ ============== ==============  ============  =============

+ Translated at $1.57 per (pound)1.00.
Note: INVESCO Retirement has $29.5 billion in assets under administration as of September 30, 2002, compared to $34.6 billion as of December 31, 2001.
Canada assets included in Managed Products were $20.8 billion at September 30, 2002.

                                  AMVESCAP PLC
                   Reconciliation to US Accounting Principles
                                 (in thousands)

                                                              Nine Months Ended Sept 30,
                                                       -----------------------------------------
                                                              2002                  2001
                                                       --------------------   ------------------
Net profit under UK GAAP                                     (pound)57,953       (pound)131,284
US GAAP Adjustments:
        Acquisition accounting                                     102,174             (20,897)
        Redundancy and reorganizations                              10,783                   --
        Taxation                                                   (9,393)             (37,285)
        Other                                                        2,794                2,163
                                                       --------------------   ------------------
Net income under US GAAP                                    (pound)164,311        (pound)75,265
                                                       ====================   ==================

Earnings per share before amortization:
        --basic                                                      20.5p                28.1p
        --diluted                                                    20.3p                27.2p
Earnings per share:
        --basic                                                      20.3p                 9.4p
        --diluted                                                    20.0p                 9.1p

                                                          Sept 30, 2002         Dec 31, 2001
                                                       --------------------   ------------------
Shareholders' funds under UK GAAP                         (pound)2,356,554     (pound)2,281,464
US GAAP Adjustments:
        Acquisition accounting                                   1,040,662              984,436
        Redundancy and reorganizations                              10,783                   --
        Treasury stock                                           (223,081)            (186,134)
        Dividends                                                       --               52,708
        Other                                                     (15,765)             (20,443)
                                                       --------------------   ------------------
Shareholders' equity under US GAAP                        (pound)3,169,153     (pound)3,112,031
                                                       ====================   ==================

                                  SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 24 October, 2002                 By  /s/  MICHAEL S. PERMAN
     ----------------                     --------------------------
                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary